Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104504 on Form S-3; Registration Statement No. 333-106011 on Form S-4; and Registration Statement No. 333-141416 on Form S-3 of our report dated February 22, 2007 (December 12, 2007, as to the settlement with the Internal Revenue Service as described in Note 14, subsequent events described in Note 19, and the effects of the restatement described in Note 2) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and the restatement described in Note 2), appearing in this Current Report on Form 8-K/ A dated December 12, 2007 of Public Service Company of Colorado.

/s/ Deloitte & Touche

Minneapolis, Minnesota
December 12, 2007